FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 31, 2008 announcing that the Company signed an Agreement to be Acquired for an Aggregate Value of $475 Million in an All-Cash Transaction by an American and Israeli Investment Group.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated March 31, 2008

Gilat Satellite Networks Announces the Signing of an Agreement to be Acquired for an Aggregate Value of $475 Million in an All-Cash Transaction by an American and Israeli Investment Group

Gilat Shareholders to Receive $11.40 per Share

PETAH TIKVA, ISRAEL – March 31, 2008 – Gilat Satellite Networks Ltd. (“Gilat”) (NASDAQ and Tel Aviv Stock Exchange: GILT), a leading global provider of products and services for satellite-based communications networks, today announced that it has entered into a definitive merger agreement for the Company to be acquired by a consortium of private equity investors that includes The Gores Group LLC, Mivtach Shamir Holdings Ltd., companies affiliated with Roy Ben-Yami, Ami Lustig and Eytan Stibbe and DGB Investments, Inc. in a transaction valued at approximately $475 million. Under the terms of the agreement, Gilat shareholders will receive $11.40 per share in cash at closing, representing a premium of approximately 38% over Gilat’s average closing share price during the 30 trading days ended April 25, 2007, the day in which Mivtach Shamir Holdings Ltd. issued a formal offer to the board of directors of Gilat to purchase 100% of the Company’s shares. There is no financing condition to the obligations of the buyers to consummate the transaction.

The Board of Directors of Gilat approved the agreement and recommended that Gilat’s shareholders vote in favor of the transaction. The closing of the transaction is subject to shareholder approval, certain regulatory approvals and other customary closing conditions. It is currently anticipated that the transaction will be consummated by September 2008. Upon the closing of the transaction, Gilat’s ordinary shares would no longer be traded on NASDAQ or the Tel Aviv Stock Exchange

Amiram Levinberg, Chairman of the Board and Chief Executive Officer of Gilat, said, “We believe that this acquisition presents our shareholders, customers, employees and partners with an exciting opportunity. Our Board of Directors has always focused on long term shareholder value. In the last eleven months, we have evaluated our strategy going forward and after careful and thorough analysis, and with the completion of extensive negotiations with the buyers, the Board of Directors has decided to endorse this transaction as being in the best interest of our shareholders and recommends that it be approved by them. We believe that this transaction recognizes the value of Gilat’s strong market position and product portfolio, while providing our shareholders with an attractive cash offer. As we move from a public to a private company, I remain committed to the Company and its long term growth strategy. Our success is driven by the hard work, commitment and dedication of our capable employees around the world and I thank them for their invaluable contribution to Gilat.”

Scott Honour, Senior Managing Director of The Gores Group said, “The Gores Group is pleased to partner with Gilat to support the implementation and acceleration of its long-term growth strategy.” Rod Sherwood, Chief Financial Officer of The Gores Group added, “We will be working closely with the Gilat team to help drive strategic growth , including in the government defense sector in the United States and international markets.”

Meir Shamir, Chairman and CEO of Mivtach Shamir Holdings stated, “As a long term Gilat investor and committed supporter of its technology and talented employees, I am delighted to continue as an investor in Gilat and I am proud to continue my association with such a successful Israeli company.”

UBS Investment Bank served as exclusive financial advisor to Gilat. Merill Lynch International, Jefferies & Company, Inc. and Lehman Brothers Inc. served as financial advisors to individual members of the investor group. Carter Ledyard & Milburn LLP and Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. provided legal counsel to the Company. Weil, Gotshal & Manges LLP, Zellermayer, Pelossof & Co. and Gross, Kleinhendler, Hodak, Berkman & Co. provided legal counsel to the investor group.

About Gilat Satellite Networks Ltd
Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT – News) is a leading provider of products and services for satellite-based communications networks. The Company operates three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge™ and SkyEdge II Product Family, which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway.

About The Gores Group, LLC
Founded in 1987, The Gores Group is a private equity firm focused on acquiring controlling interests in mature and growing businesses which can benefit from the firm’s operating experience and flexible capital base. The firm combines the operational expertise and detailed due diligence capabilities of a strategic buyer with the seasoned M&A team of a traditional financial buyer. The Gores Group has become a leading investor, primarily in the technology and telecommunications sectors, having demonstrated over time a reliable track record of creating substantial value in its portfolio companies alongside management. Headquartered in Los Angeles, California, The Gores Group maintains offices in Boulder, Colorado and London. For more information, please visit www.gores.com.

About Mivtach Shamir Holdings Ltd.
Mivtach Shamir Holdings Ltd. is an Israel-based investment company listed on the Tel Aviv Stock Exchange (TASE: MISH). The Company invests principally in the fields of industry, technology and communications, and real estate. Among Mivtach Shamir’s major interests are Tnuva, Gilat Satellite Networks, Elbit Vision Systems, Tefron, and Solbar Industries. Mivtach Shamir’s real estate investments include projects in Israel, India and Europe. Mivtach Shamir Holdings Ltd. is headquartered in Tel Aviv.

About Roy Ben-Yami, Ami Lustig and Eytan Stibbe
Roy Ben-Yami, Ami Lustig and Eytan Stibbe are the shareholders of the LR Group Ltd., and have interests in various fields including telecommunications, real estate, aviation industry and healthcare worldwide.

About DGB Investments, Inc.
DGB Investments Inc., based in San Jose, California, is the wholly-owned investment vehicle of Douglas G. Bergeron. DGB Investments has successfully engaged with corporations worldwide to accelerate operational and competitive improvements to their businesses.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com

Investor Relations Contact:
Ayelet Shaked - Gilat
Phone: +972-3-925-2598
Email: ayelets@gilat.com